May 26, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-162298
Form 10-K for FYE December 31, 2009, filed on March 12, 2010
File No. 1-33961

Dear Ms. Long:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 18, 2010 (the “Letter”) relating to the above-captioned registration statement on Form S-3 (the “Registration Statement”) and Form 10-K. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

On May 25, 2010, the Company filed Amendment No. 2 to the Registration Statement (the “S-3 Amendment”). On April 7, 2010, the Company filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K Amendment”). To the extent applicable, the Company has included the information described in its responses in the S-3 Amendment, the 10-K Amendment or other filings it has made with the Commission.

Registration Statement on Form S-3

Incorporation of Documents by Reference, page 2

1.	Please update this section to incorporate by reference the company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 and any amendments to the Form 10-K.

Response: In response to the Staff’s comment, we revised the “Incorporation of Documents by Reference” section of the S-3 Amendment to incorporate by reference the Company’s Annual Report on Form 10-K for the Period Ended December 31, 2009, as amended by the 10-K Amendment. The “Incorporation of Documents by Reference” section of the S-3 Amendment has been further revised in accordance with the Commission’s rules and regulations to reflect the filing date of the S-3 Amendment.

Annual Report on Form 10-K for the Period Ended December 31, 2009

Consolidated Financial Statements

Note 19 – Business Segment Information, page 73

2.	The refinement to your method for indentifying revenue by client type appears to have resulted in a significant change to the percentage of consulting revenues attributed to foreign government and private sector clients. In future filings, please revise your disclosure to discuss how you identify revenue by client type and how this process changed during the fourth quarter of 2009.

Response: In response to the Staff’s comment, we will provide appropriate disclosures in our future filings. Please refer to page 17 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed on May 7, 2010, which includes the referenced disclosures.

Report of Independent Registered Public Accounting Firm, page 83

3.	Please have Schneider Downs & Co., Inc. revise their report to include the firm’s signature and amend your Form 10-K to include the revised report. Please refer to Rule 2-02(a) of Regulation S-X.

Response: In response to the Staff’s comment, we filed the 10-K Amendment to provide a revised report of Schneider Downs & Co., Inc. which report includes such firm’s signature.

* * * * * * *

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests acceleration of effectiveness of the Registration Statement to Friday, May 28, 2010, at 10:00 a.m. Eastern Time, or as soon thereafter as practicable.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Securities Act.

The Company appreciates your time and consideration. We look forward to discussing these items with you and your colleagues as necessary. My contact information is 864-810-6200 or johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President and Chief Financial Officer